UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Callaway Golf Company

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

131193104

(CUSIP number)

Jeff Vanderbilt

2100 Ross Avenue, Suite 550

Dallas, Texas 75201

(972) 272-4616

(Name, address and telephone number of person authorized to receive notices and communications)

March 8, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131193104

(1)	NAMES OF REPORTING PERSONS DDFS PARTNERSHIP LP EIN 26-0834527
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 18,592,833
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 18,592,833

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,592,833
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07%*
(14)	TYPE OF REPORTING PERSON PN

*

Calculations of the percentage of shares of common stock, par value $0.01 per share (the “Common Stock”), of Callaway Golf Company (the “Company”) are based on a total of 184,671,923 shares of Common Stock outstanding, calculated as of March 8, 2021.

CUSIP No. 131193104

(1)	NAMES OF REPORTING PERSONS DDFS MANAGEMENT COMPANY LLC EIN 90-1066060
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 18,592,833
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 18,592,833

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,592,833
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07%*
(14)	TYPE OF REPORTING PERSON OO

*	Calculations of the percentage of shares of Common Stock of the Company are based on a total of 184,671,923 shares of Common Stock outstanding, calculated as of March 8, 2021.

CUSIP No. 131193104

(1)	NAMES OF REPORTING PERSONS Thomas G. Dundon
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 42,697
	(8)	SHARED VOTING POWER: 18,592,833
	(9)	SOLE DISPOSITIVE POWER: 42,697
	(10)	SHARED DISPOSITIVE POWER: 18,592,833

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,635,530
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.09%*
(14)	TYPE OF REPORTING PERSON IN

*	Calculations of the percentage of shares of Common Stock of the Company are based on a total of 184,671,923 shares of Common Stock outstanding, calculated as of March 8, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Common Stock of the Company. The principal address of the Company is 2180 Rutherford Road, Carlsbad, California 92008.

Item 2.	Identity and Background

(a)

This statement is being filed by DDFS Partnership LP, a Delaware limited partnership (“DDFS”), DDFS Management Company LLC, a Delaware limited liability company (“DMC”), and Thomas G. Dundon, an individual (“Dundon”) (each, a “Reporting Person”, and collectively, the “Reporting Persons”). Dundon is the sole member of DMC, which is the sole general partner of DDFS.

(b)	The address of the principal office of each of the Reporting Persons is 2100 Ross Avenue, Suite 550, Dallas, Texas 75201.

(c)	The principal occupation and business of each of the Reporting Persons is investments.

(d)	No Reporting Person has, during the past five years, been convicted in a criminal proceeding.

(e)

No Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	DDFS is a limited partnership formed under the laws of the State of Delaware. DMC is a limited liability company formed under the laws of the State of Delaware. Dundon is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to that certain Agreement and Plan of Merger, dated as of October 27, 2020 (the “Merger Agreement”), by and among the Company, 51 Steps, Inc. (“Merger Sub”) and Topgolf International, Inc. (“Topgolf”). The transactions contemplated by the Merger Agreement (such transactions, collectively, the “Merger”) closed on March 8, 2021 (the “Closing Date”), and on that date each outstanding share of Topgolf common stock and preferred stock, was automatically converted into the right to receive a number of shares of the Company’s Common Stock based on the exchange ratio described in the Company’s prospectus related to the transactions contemplated by the Merger Agreement.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the securities of the Company for investment purposes. The information contained in Item 6 of this Schedule 13D is incorporated by reference herein.

Except as described in this Schedule 13D, the Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Company, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Company (the “Board”) and management of the Company, the availability and nature of opportunities to dispose of shares of the Company and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Company, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Company on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Company, including communicating from time to time with the Board, members of management, other securityholders of the Company, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Company or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Company or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Company or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Company, financial or governance matters; changes to the Board or management of the Company; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Company; de-listing or de-registration of the Company’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

Dundon serves as a member of the Board and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Company or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a) – (b)	The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 10.07% for DDFS, 10.07% for DMC, and 10.09% Dundon, of the outstanding shares of the Common Stock. Calculations of the percentage of shares of Common Stock of the Company are based on a total of 184,671,923 shares of Common Stock outstanding, calculated as of March 8, 2021.

On the Closing Date, Dundon received an award of 573 restricted stock units, which will vest on March 8, 2022. Each restricted stock unit represents a contingent right to receive one share of the Company’s Common Stock and has no expiration date.

Each of the Reporting Persons may be deemed to have beneficial ownership of the foregoing 18,592,833 shares of Common Stock referenced above as being subject to shared voting power and dispositive power. Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c)	Dundon was involved in the Merger Agreement as a member of the board of directors of Topgolf, which approved the Merger Agreement on behalf of Topgolf. Except as set forth in this Schedule 13D, none of the Reporting Persons nor has engaged in any transaction with respect to the Common Stock during the 60 days prior to the date of filing of this Schedule 13D.

(d)	To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Stockholders Agreement

On October 27, 2020, DDFS entered into that certain Stockholders Agreement (the “Stockholders Agreement”), by and among the Company, DDFS, and the other parties listed on Schedule A thereto (together with their respective successors and permitted transferees, collectively, the “Support Stockholders”) pursuant to which each Support Stockholder shall have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Company’s Board for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Common Stock owned by them on the Closing Date. The Stockholders Agreement provides that the Company shall take all actions reasonably necessary such that, as of the Closing Date, each of the stockholder nominees shall be appointed to the Company’s Board, which stockholder nominees are expected to be Scott Marimow, Erik Anderson and Dundon.

Under the Stockholders Agreement, each of the Support Stockholders, subject to certain limited exceptions, has agreed not to lend, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, in each case whether effected directly or indirectly, all shares of Common Stock (other than shares of Common Stock received in exchange for Series H preferred stock, par value

$0.00001 per share, of Topgolf (the “TG Series H Preferred Stock”)) and securities convertible into shares of Common Stock held by them, including shares received in the Merger, until 180 days after the Closing Date.

The Stockholders Agreement became effective March 8, 2021, and will terminate when the stockholders party to the agreement no longer have the right to nominate any director designees under the agreement, or if earlier terminated by written agreement of Callaway and such stockholders.

The Registration Rights Agreement

On October 27, 2020, DDFS entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), by and among the Company and the Support Stockholders, pursuant to which after 180 days after the Closing Date, the Support Stockholders will be entitled to have registered, in certain circumstances, the resale of shares of the Common Stock received by them in connection with the Merger, subject to certain conditions set forth therein. The Registration Rights Agreement provides such holders with demand, “piggy-back” and shelf registration rights, subject to certain minimum threshold requirements and other customary conditions. The Registration Rights Agreement provides for a maximum of four demand registration requests, and up to two of such requests, at the option of the requesting stockholder, may be effected by means of an underwritten offering. The Company will pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement, including the reimbursement of certain expenses of counsel to such stockholders.

The registration rights described in this section apply to all shares of Common Stock received by the Support Stockholders in connection with the consummation of the Merger and any shares of Common Stock issued in exchange of any warrant, right or other security that is issued in exchange for or in replacement of shares of Common Stock (the “registrable securities”).

Under the Registration Rights Agreement, each of the Support Stockholders, subject to certain limited exceptions, has agreed for a period of two years from the Closing Date (the “coordination period”) to coordinate transfers or sales of its shares of Common Stock received in connection with the consummation of the Merger among the other coordinating stockholders. The coordination provisions apply to all registrable securities held by the Support Stockholders, excluding shares of Common Stock received in exchange for Series F preferred stock, par value $0.00001 per share, of Topgolf, the Series G preferred stock, par value $0.00001 per share, of Topgolf, or TG Series H Preferred Stock (collectively, the “excluded stock”).

During the coordination period, each of the Support Stockholders has agreed not to transfer or sell in a given one-year period (with the first such one-year period commencing on the Closing Date) more than 50% of its shares of the total registrable securities, other than the excluded stock, owned by such Support Stockholder on the first day of such one-year period.

The Registration Rights Agreement became effective March 8, 2021, and will terminate at such time that all registrable securities under the agreement have been sold, transferred, disposed of or exchanged pursuant to a registration statement, or the later of (i) the date upon which there are no registrable securities outstanding and (ii) the expiration of the coordination period.

The descriptions of the Stockholders Agreement and the Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit I	Joint Filing Agreement, dated March 11, 2021, by and among the Reporting Persons (filed herewith)

Exhibit II	Agreement and Plan of Merger, dated as of October 27, 2020 by and among the Company, Merger Sub, and Topgolf (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2020)

Exhibit III	Stockholders Agreement, dated as of October 27, 2020, by and among the Company and the parties listed on Schedule A thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2020)

Exhibit IV	Registration Rights Agreement, dated as of October 27, 2020, by and among the Company and the parties listed on Schedule A thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2020)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2021

DDFS PARTNERSHIP LP

By:	DDFS Management Company LLC
Its:	General Partner
By:	/s/ Thomas G. Dundon
Thomas G. Dundon, President

DDFS MANAGEMENT COMPANY LLC

By:	/s/ Thomas G. Dundon
Thomas G. Dundon, President

/s/ Thomas G. Dundon
Thomas G. Dundon, an individual